Exhibit (a)(11)

                                  Press Release

      Ethyl Corporation Announces Preliminary Results of Self-Tender Offer

         Richmond, Va., September 26, 1997--Ethyl Corporation (NYSE:EY) announces the preliminary results of its self-tender offer for up to 35,000,000 shares of its common stock, which expired Thursday, September 25, 1997, at 5:00 p.m. New York City time.

         The preliminary count by Harris Trust and Savings Bank indicates approximately 36,073,994 shares were tendered and not withdrawn at or below $9.25 per share, of which 1,645,228 were conditional tenders. The company will purchase 35,000,000 shares at $9.25 per share. Based on a preliminary review of conditional tenders, proration of shares tendered unconditionally may not be required. Conditional tenders will be treated in accordance with the terms of the offer.

         The determination of the actual number of shares to be purchased is subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure.

         The shares expected to be purchased represent approximately 30 percent of the 118.4 million shares of common stock outstanding immediately prior to the commencement of the offer. After purchasing the shares, the company will have approximately 83.4 million shares of common stock outstanding.

         Ethyl Corporation develops, manufactures and blends performance-enhancing and environmentally beneficial fuel and lubricant additives marketed worldwide to refiners and others who sell petroleum products for use in transportation and industrial equipment. Ethyl additives increase the value of gasoline, diesel and heating fuels as well as lubricating oils for engines, automatic transmissions, gear and hydraulic devices by improving combustion and fuel economy, lowering emissions, reducing metal wear and extending the useful life of machinery.